News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	March 26, 2019

Environmental Approval for Seabridge Gold's KSM Project Extended

Toronto, Canada... Seabridge Gold (TSX: SEA, NYSE:SA) announced today that the Environmental Assessment ("EA") certificate for its KSM Project issued by the Province of British Columbia has been extended to July 29, 2024. The original KSM EA certificate was issued by the Province for an initial five year term on July 29, 2014 following a comprehensive independent environmental assessment review. Seabridge initiated the renewal process in October, 2018 following a thorough engagement with local Indigenous groups. The new five-year certificate was approved with the same terms and conditions as the original certificate, including the requirement to commence construction of the Project within the five-year period.

Seabridge Chairman and CEO Rudi Fronk stated: "We are pleased that our EA Certificate has been renewed until 2024 under the same terms and conditions, reaffirming the Government of British Columbia's support for KSM and the robustness of the original 2014 EA. The extension highlights that KSM is a well-designed, environmentally responsible project offering significant economic benefits for British Columbia and Canada. The receipt of the extension allows us to continue our engagement with prospective joint venture partners for KSM. On behalf of Seabridge and our shareholders, I would like to thank the Nisga'a Nation, and the Tahltan and Gitxsan Nations for their ongoing guidance and support of KSM during the extension review process."

Seabridge Gold holds a 100% interest in several North American gold resource projects. The Company's principal assets are the KSM and Iskut properties located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For a breakdown of Seabridge's mineral reserves and resources by project and category please visit the Company's website at http://www.seabridgegold.net/resources.php.

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chairman & C.E.O.

For further information, please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.net

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